FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 16, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, June 16, 2011 – Cellcom Israel Ltd. (NYSE: CEL) announced today that the 2011 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on July 27, 2011, at 4:00 p.m., (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is June 27, 2011.

The agenda of the Meeting is as follows:

(1)
re-election of Ami Erel, Shay Livnat, Raanan Cohen, Rafi Bisker, Shlomo Waxe, Haim Gavrieli, Ari Bronshtein, Tal Raz, Ephraim Kunda and Edith Lusky as directors. Our other directors, Nochi Dankner and Isaac Manor and our statutory external directors, Ronit Baytel and Joseph Barnea, will continue to serve on the board as set forth in the proxy statement;

(2)	approval of compensation for independent directors and Edith Lusky;

(3)	approval of merger between the Company's subsidiary and NetVision Ltd.;

(4)	approval of amendment to and renewal of management services agreement with Discount Investment Corporation Ltd.;

(5)	approval of amendments to the Company's Articles of Association;

(6)	approval of amendment to the indemnification letter to directors and officers, including directors and officers who are controlling shareholders of the Company;

(7)	approval of liability insurance covering our directors and officers who are controlling shareholders;

(8)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(9)	consideration of our audited financial statements for the year ended December 31, 2010.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Item 1, 2, 5 (in part), 6 (in part) and 8 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Items 3, 4, 5 (in part), 6 (in part) and 7 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the Company's outstanding ordinary shares.

Item 9 will not involve a vote.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail, on or about June 16, 2011, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members (and not via the Tel Aviv Stock Exchange Clearinghouse). Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement from the following websites: www.sec.gov, www.magna.isa.gov.il and www.maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.395 million subscribers (as at March 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

CELLCOM ISRAEL LTD.

NOTICE OF THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2011 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on July 27, 2011, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1)	re-election of Ami Erel, Shay Livnat, Raanan Cohen, Rafi Bisker, Shlomo Waxe, Haim Gavrieli, Ari Bronshtein, Tal Raz, Ephraim Kunda and Edith Lusky as directors;

(2)	approval of compensation for independent directors and Edith Lusky;

(3)	approval of merger between the Company's subsidiary and Netvision Ltd.;

(4)	approval of amendment to and renewal of management services agreement with Discount Investment Corporation Ltd.;

(5)	approval of amendments to the Company's Articles of Association;

(6)	approval of amendment to the indemnification letter to directors and officers;

(7)	approval of liability insurance covering our directors and officers who are controlling shareholders;

(8)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(9)	consideration of our audited financial statements for the year ended December 31, 2010.

Shareholders of record at the close of business on June 27, 2011 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States. If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the Tel Aviv Stock Exchange. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi Stadler General Counsel and Corporate Secretary

Dated:  June 16, 2011

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2011 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2011 Annual General Meeting of Shareholders.  The Meeting will be held on July 27, 2011, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)	re-election of Ami Erel, Shay Livnat, Raanan Cohen, Rafi Bisker, Shlomo Waxe, Haim Gavrieli, Ari Bronshtein, Tal Raz, Ephraim Kunda and Edith Lusky as directors;

(2)	approval of compensation for independent directors and Edith Lusky;

(3)	approval of merger between the Company's subsidiary and Netvision Ltd.;

(4)	approval of amendment to and renewal of management services agreement with Discount Investment Corporation Ltd.;

(5)	approval of amendments to the Company's Articles of Association;

(6)	approval of amendment to the indemnification letter to directors and officers;

(7)	approval of liability insurance covering our directors and officers who are controlling shareholders;

(8)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(9)	consideration of our audited financial statements for the year ended December 31, 2010.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on June 27, 2011 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about June 27, 2011 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On June 14, 2011, 99,480,301 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Currency Translation

The currency translations in this Proxy Statement are based on the representative exchange rate published by the Bank of Israel on June 9, 2011 of NIS 3.377 per $1.00.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to exercise significant influence over us. In this context, holding 25% or more of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” and "Other Licenses" of our Annual Report for 2010 on Form 20-F, which was filed with the SEC on March 15, 2011, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance – Company Profile - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not be entitled to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify that his, her or its holdings of our Ordinary Shares do not contravene any of the restrictions contained in our licenses.

Since it is highly unlikely that any of the Company’s shareholders has lost the right to vote his, her or its Ordinary Shares pursuant to the Company’s licenses, and to avoid confusion, the enclosed form of proxy includes a certification that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If your holdings of Ordinary Shares do so contravene, then you are not entitled to vote such shares and you should not sign or send the form of proxy.  If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's General Counsel at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Share Ownership

The following table sets forth information regarding beneficial ownership of our shares as of May 1, 2011, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC"), beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of May 1, 2011. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.  The percentage of beneficial ownership for the following table is based on 99,480,301 ordinary shares outstanding as of May 1, 2011.  To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percent

Discount Investment Corporation Ltd., or DIC*	51,450,000	51.73%
Massachusetts Financial Services Company**	5,997,888	6.03%
Directors and executive officers as a group (25 persons)***	51,628,641	51.90%

*
DIC, a public Israeli company whose shares are traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development. Includes 35,849,145 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.43% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 59,347 ordinary shares (representing approximately 0.06% of our issued and outstanding shares) held as of May 1, 2011 by indirect subsidiaries of IDB Development for their own account and 1,632,936 ordinary shares (representing approximately 1.64% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by such subsidiaries.

IDB Development, an Israeli company, is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, a public Israeli company whose shares are traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the boards of directors of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, held as of May 1, 2011, directly and through a wholly-owned subsidiary, approximately 54.72% of the outstanding shares of IDB;

•	Shelly Bergman, through a wholly-owned company, held as of May 1, 2011, approximately 4.17% of the outstanding shares of IDB;

•
Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, a director and Deputy Chairman of the board of directors of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development) held as of May 1, 2011, directly and through a wholly-owned subsidiary, approximately 13.31% of the outstanding shares of IDB; and

•	Manor Holdings BA Ltd., or Manor, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, is one of our directors, a director and Deputy Chairman of the board of directors of IDB, and a director of IDB Development and DIC, and their son Dori Manor is a director of IDB, IDB Development and DIC) held as of May 1, 2011, directly and through a majority-owned subsidiary, approximately 13.30% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDB held by these subsidiaries, constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Part of the foregoing holdings in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of IDB's shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB Development for others.

**	According to a schedule 13-G filed by the shareholder on February 1, 2011. In the schedule the shareholder claims to have sole voting power only over 5,551,368 ordinary shares.

***
Includes the 51,450,000 ordinary shares held, directly or indirectly, by DIC and 59,347 ordinary shares held by indirect subsidiaries of IDB Development, for their own account, all of which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Does not include an aggregate of 1,632, 936of our ordinary shares held, as of May 1, 2011, by members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development. Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares. Also includes10,000  ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following May 1, 2011, and 54,647 ordinary shares held by each of Messrs. Ami Erel and Amos Shapira as of May 1, 2011.

Note Regarding Forward-Looking Statements

Certain information in this Proxy Statement contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the SEC, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2010. Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

AGENDA OF THE 2011 ANNUAL GENERAL MEETING

Item 1 – Re-election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Ami Erel, Shay Livnat, Raanan Cohen, Rafi Bisker, Shlomo Waxe, Haim Gavrieli, Ari Bronshtein, Tal Raz, Ephraim Kunda and Edith Lusky to our Board of Directors to serve until the next Annual General Meeting or his or her earlier resignation or removal from this office. Mr. Kunda was appointed by our Board of Directors as a director effective as of November 9, 2010, and Ms. Lusky was appointed by our Board of Directors as a director effective as of March 15, 2011, each for an initial term that will expire at the Meeting. Mr. Shlomo Waxe and Mr. Efraim Kunda are “independent directors” under the rules of the U.S. Sarbanes-Oxley Act applicable to audit committee members. These nominees have been approved by our Board of Directors.

Our statutory external directors, Ronit Baytel and Joseph Barnea, who were elected on April 7, 2010 for a second three-year term, will continue to serve.

Our cellular license requires, and our Articles of Association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will appoint three directors. Our Articles of Association provide that DIC, as our founding shareholder, is responsible for complying with the requirement under our cellular license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors.  Accordingly, as its appointees to our Board of Directors, DIC has designated Nochi Dankner and Isaac Manor as of February 2007, and their appointment as our directors does not require approval of the shareholders at the Meeting.

 A brief biography of each nominee is set forth below:

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of Netvision Ltd. ("Netvision"), where he served prior to March 2007 and continues to serve from January 2008, as Chairman of the board of directors. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the Board of Directors and also served, until January 2007, as its Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as the Chairman of the boards of directors of Koor Industries Ltd. and Makhteshim-Agan Industries Ltd. and as a member of the boards of directors of other IDB group companies. Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and since September 2009 he has served as the chairman of the Israel Export & International Cooperation Institute.  Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Shay Livnat has served as a member of our Board of Directors since 2005.  Mr. Livnat has served as the President and Chief Executive Officer of Zoe Holdings Ltd., a holding company founded by him that manages a diverse portfolio of international telecommunications operations and hi-tech companies, since 2001 and as Vice President and member of the board of directors of Taavura Holdings Ltd.  From 1988 to 1998, he served as Chief Executive Officer of Tashtit Ltd.  Mr. Livnat also serves as a member of the boards of directors of various IDB group companies, including IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Elron Electronic Industries Ltd. and other companies in the Avraham Livnat Group and Zoe/Cyphertech Group of companies. Mr. Livnat also serves as a member of the board of the Academic College of Tel-Aviv-Jaffa. Mr. Livnat holds a B.Sc. in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

Raanan Cohen has served as a member of our Board of Directors since 2000.  Mr. Cohen also has served as Chief Executive Officer of Koor Industries Ltd. since July 2006.  From 2004 to 2006, he also served as Chief Executive Officer of Scailex Corporation Ltd.  Since 2001 he has served as Vice President of Discount Investment Corporation Ltd., having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of Discount Investment Corporation Ltd.  From 1997 to 1999, he was an associate at McKinsey & Company Inc., London.  Mr. Cohen also serves as a member of the boards of directors of Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a B.A. in economics from Tel Aviv University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as co-Chairman of the board of directors of Shufersal Ltd. and as the Chairman of the board of directors of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd. and Ganden Real Estate Ltd.  From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006.  From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the boards of directors of Tambour Ltd. and C. Mer Industries Ltd. and until 2009, served as a member the board of directors of of Shrem, Fudim – Technologies Ltd.  Mr. Waxe holds a B.A. in political science from the University of Haifa.

Haim Gavrieli has served as a member of our Board of Directors since 2008. Mr. Gavrieli has served as the Chief Executive Officer of IDB Holding Corporation Ltd. since 2009 and also as the Chief Executive Executive Officer of IDB Development Corporation Ltd. since April 2011. He also serves as a member of the boards of directors of Discount Investment Corporation Ltd., Koor Industries Ltd., Makhteshim-Agan Industries Ltd., Netvision, Clal Finance Ltd., other IDB group companies and various private companies. Mr. Gavrieli also serves as a Deputy Chairman of Shufersal Ltd. and Chairman of the board of directors of IDB Tourism (2009) Ltd. and Modiin Energy Management (1992) Ltd. From April 2005 to November 2006 he served as Vice President, and from November 2006 to March 2011 he served as as Executive Vice President, of IDB Development Corporation Ltd. Mr. Gavrieli holds a B.A. in political science and sociology from the University of Haifa and an M.A. in management from the University of Haifa.

Ari Bronshtein has served as a member of our Board of Directors since 2008. Mr. Bronshtein has served as Vice-President of DIC since 2006. Since July 2010, he also has served as a Chief Executive Officer, and from May 2009 to June 2010 he served as co-Chief Executive Officer, of Elron Electronic Industries Ltd. Mr. Bronstein also serves as a member of the boards of directors of Maxima Air Separation Center Ltd. and various private companies.  From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division, and from 2000 to 2003, as Director of Finance and Investments, at Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

Tal Raz has served as a member of our Board of Directors since September 2009. Mr. Raz has served as Chief Executive Officer of Clal Finance Ltd. since September 2009. From 2005 to September 2009, Mr Raz served as our Chief Financial Officer. From 2002 to 2005, Mr. Raz served as Chief

Financial Officer of Elron Electronic Industries Ltd. From 2001 to 2002, he served as the President and Chief Executive Officer of Elbit Ltd. From 1997 to 2001, he served as Elbit’s Chief Financial Officer, having previously served in the same capacity at Agentsoft Ltd. and Paul Winston Corporation. Prior to that, he was a senior auditor at Deloitte & Touche’s New York office.  Until January 2007, Mr. Raz served as a director of Netvision.  Mr. Raz is a member of the steering committee of the Israeli CFO (Chief Financial Officers) Forum and is a certified public accountant. He holds a B.A. in accounting and business administration and an M.B.A. in business administration, from the City University of New York.

Ephraim Kunda has served as a member of our Board of Directors since November 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. Since 2007, Mr. Kunda has served as the Chairman of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd. Mr. Kunda holds a B.A. in Economics from Tel Aviv University.

Edith Lusky has served as a member of our Board of Directors since March 2011. Ms. Lusky serves as an external director of Israel Discount Bank Ltd. since 2009. From 2004 to 2008 Ms. Lusky served as senior vice president of retail banking and risk management of Union Bank of Israel Ltd. and from 2001 to 2004 she served as chief executive officer of Mishcan - Bank Poalim for Mortgages Ltd. Ms. Lusky holds a B.A. in Economics and Statistics and an M.Sc in Economics, both from Tel Aviv University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ami Erel be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shay Livnat be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Raanan Cohen be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Rafi Bisker be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shlomo Waxe be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Haim Gavrieli be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ari Bronshtein be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Tal Raz be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ephraim Kunda be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Edith Lusky be re-elected to the Board of Directors of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 – Approval of compensation for independent directors and Edith Lusky

At the Meeting, the shareholders will be asked to approve the payment to our independent directors and to Ms. Edith Lusky, by increasing the compensation of Mr. Shlomo Waxe, effective from the date of the Meeting, and by setting the compensation of Mr. Ephraim Kunda and Ms. Edith Lusky, effective retroactively from the date of their respective appointment to our board of directors. Since his initial election to our board of directors in 2006, Mr. Waxe was paid a monthly director’s fee of $3,000 plus Israeli value-added tax.  The proposed compensation for these directors will be in cash, according to the compensation levels applicable to statutory external directors as set forth in the regulations promulgated under the Israeli Companies Law, 1999 – 5759 (the "Israeli Companies Law").

Mr. Waxe and Ms. Lusky will be compensated similarly to our "expert external directors" (as such term is defined in the applicable regulations), Mr. Waxe as a communications expert and Ms. Lusky as a financial expert, in the amount of NIS 126,900 per year and NIS 4,880 per meeting (including for meetings of committees of the board of directors) which they attend, adjusted for changes in the Israeli consumer price index for December 2007 in accordance with these regulations (currently amounting to NIS 142,464 per year and NIS 5,479 per meeting, equivalent to $42,187 and $1,622 respectively).

Mr. Kunda will be compensated at the same level as a statutory external director of a dual listed company, which, according to the applicable regulations, is in the amount of NIS 115,400 per year and NIS 3,470 per meeting (including for meetings of committees of the board of directors) which he attends, adjusted for changes in the Israeli consumer price index for December 2007 in accordance with these regulations (currently amounting to NIS 129,554 per year and NIS 3,896 per meeting, equivalent to $38,364 and $1,154 respectively).

We will pay these directors 60% of the per meeting fee they are entitled to for telephonic meetings and 50% of the per meeting fee they are entitled to for written resolutions, in accordance with the applicable regulations.

We do not pay our directors who are affiliated with DIC cash compensation, but we pay DIC management fees pursuant to the management services agreement we have with DIC, as described in Item 4 below.

Pursuant to the Israeli Companies Law, the compensation of our directors requires the approval of the audit committee, the board of directors and the shareholders, in that order. The proposed compensation described above was approved by our audit committee on June 13, 2011 and by our board of directors on June 15, 2011.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the cash compensation of Mr. Shlomo Waxe, an independent director of the Company, effective from the date of the Meeting, be as described in the Proxy Statement relating to the Meeting;

RESOLVED, that the cash compensation of Mr. Ephraim Kunda, an independent director of the Company, effective retroactively from the date of his appointment to the board of directors, be as described in the Proxy Statement relating to the Meeting;

RESOLVED, that the cash compensation of Ms. Edith Lusky, a director of the Company, effective retroactively from the date of her appointment to the board of directors,

be as described in the Proxy Statement relating to the Meeting."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 3 – Approval of merger between the Company's subsidiary and Netvision Ltd.

THE PARTIES TO THE MERGER

Our Company

For information about our Company please see our public filings with the SEC, and in particular our annual report for the year ended December 31, 2010, filed with the SEC on March 15, 2011.

 Netvision Ltd.

Netvision is a public company traded on the Tel Aviv Stock Exchange (TASE, symbol: NTSN), indirectly controlled by the IDB Group through direct holdings in Netvision by: (1) DIC, (approximately 38%), and (2) Clal Industries and Investments Ltd., or Clal (approximately 29.7%); DIC and Clal are also parties to a shareholders' agreement in respect of their holdings in Netvsion. DIC is also our direct controlling shareholder. DIC and Clal are direct subsidiaries controlled by IDB Development, which is a wholly-owned subsidiary and directly controlled by IDB, a public company traded on the Tel Aviv Stock Exchange.

Since both Netvision and we are controlled by the IDB Group, the Merger transaction described below is deemed an extraordinary transaction, as such term is defined under Israeli law,  of a company in which a controlling shareholder has an interest both in respect of Netvision and us, and consequently requires the approval of the shareholders of both Netvision and us by a special majority. For more information see below under "Interests of our Controlling Shareholders in the Merger" and "Required Approval".

Netvision is a leading company in the Israeli communication sector and is engaged in two primary business segments: provision of internet connectivity and related services (ISP) and provision of telephony services (mostly international calling services, operators' services, teleconferencing services and domestic landline services). In addition, Netvision is engaged is other segments such as internet content services, custom internet applications, call centers and related outsourcing.

As of December 31, 2010, Netvision had approximately 604,000 customers in its ISP business segment and an estimated market share of approximately 36%; and an estimated market share of 31.5% in the international calling services division, the primary division within its telephony services business sector.

Netvision's revenues on a consolidated basis for the fiscal year 2010 were approximately NIS 1.3 billion (or $385 million), its operating profit approximately NIS 115 million (or $34 million), and its net income approximately NIS 79 million (or $23 million).

On June 14, 2011, the last trading day on the TASE before the date of this proxy statement, Netvisions' market price based on the closing price of its ordinary shares was approximately NIS 1.485  billion (or $439.8 million). On March 13, 2011, the last trading day on the TASE before we announced that we submitted to Netvision a preliminary non-binding proposal to negotiate a merger between a subsidiary of us and Netvision, Netvisions' market price based on the closing price of its ordinary shares was approximately NIS 1.363 billion (or $403.6 million).

Merger Subsidiary

Cellcom Merger 2011 Ltd., or Merger Sub, is an Israeli company and our wholly owned subsidiary formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the proposed Merger, Merger Sub will cease to exist, shall be merged into Netvision and Netvision will continue as the Surviving Company.

THE MERGER

This section of the Proxy Statement describes the material provisions of the Merger Agreement and the material circumstances surrounding its negotiation and execution  but does not purport to describe all of the terms of the Merger Agreement. It is not intended to provide you with any other factual information about us. Such information can be found in the public filings we make with the SEC.

Background of the Merger

On March 14, 2011, we announced that on March 13, 2011, we submitted to Netvision a preliminary non-binding proposal to negotiate a merger between our wholly-owned subsidiary and Netvision, subject to certain terms and conditions.

On March 22, 2011, Netvision notified us of its decision to enter such negotiations with us.

In March 2011, our Board of Directors retained Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., or Goldfarb, as outside legal counsel.

In May 3, 2011, our Audit Committee, together with an independent committee of Netvision's board of directors, retained a reputable Israeli financial consulting firm, or the Appraiser, for the purpose of providing us and Netvision an appraisal of the fair market value of Netvision and the consideration to be paid by us to the shareholders of Netvision for the entire outstanding share capital of Netvision in connection with the Merger. The Appraiser is independent of each of us, Netvision and our controlling shareholders, and the parties retained its services in order to appraise the Merger consideration due to the fact that both we and Netvision are affiliated companies and are indirectly controlled by the IDB Group.

On May 11, 2011, we provided to Netvision a first draft of the Merger Agreement, which contained proposed terms of the potential acquisition.

During April, May and part of June 2011 we conducted a due diligence review with respect to  Netvision's business and operations, and negotiated the terms of the Merger Agreement.

On May 19, 2011, our audit committee resolved to retain the services of another reputable Israeli financial consulting firm, or the Fairness Consultant, to provide us with a fairness opinion, or the Fairness Opinion, with respect to the Merger consideration to be paid by us to the shareholders of Netvision.

On June 7, 2011, our Audit Committee held a meeting to consider the proposed Merger, a draft appraisal and an advanced draft of Merger Agreement. During such meeting, our legal advisors provided an explanation of various legal issues relating to the proposed transaction and the Merger Agreement, including the fiduciary duties of the directors, the personal interests of certain officers and directors in the proposed transaction and the terms and conditions of the proposed transaction.

On June 13, 2011, the Appraiser provided the parties to the Merger with its definitive appraisal of the Merger consideration, after conducting a number of meetings with the parties and obtaining business and financial information from each of them (on June 15, 2011, the Appraiser re-executed its appraisal with a few very minor clarifications that did not have any effect on its appraisal of Netvision's Fair Market Value).

On June 13, 2011, the Fairness Consultant provided us with its Fairness Opinion of the Merger consideration (on June 15, 2011, Fairness Consultant re-executed its Fairness Opinion without making any changes in it, merely due to the re-execution of the appraisal by the Appraiser as described above).

On June 13, 2011, our Audit Committee held a meeting to consider and approve the proposed Merger and the Merger Agreement, as well as to consider the opinion rendered by the Fairness Consultant. After considering the proposed Merger and the Merger Agreement as well considering the definitive appraisal and the Fairness Opinion, our audit committee unanimously approved the terms of the Merger Agreement.

On June 15, 2011, our Board of Directors held a meeting to consider and approve the proposed Merger and the Merger Agreement. As required under Israeli law, at the beginning of the meeting all our directors who were designated by our controlling shareholder DIC disclosed their personal interest in the matter on the agenda; however, due to the fact that a majority of the members of our Board of Directors were deemed to have a personal interest in the matter, they were permitted under Israeli law to attend and participate in the meeting. During the meeting, representatives of Goldfarb provided an explanation of various legal issues relating to the proposed transaction and the Merger Agreement, including the fiduciary duties of the directors, the personal interests of certain officers and directors in the proposed transaction and the terms and conditions of the proposed transaction. After considering the proposed Merger and the Merger Agreement, as well as the definitive appraisal and the Fairness Opinion, at the end of such meeting our Board of Directors approved the terms of the Merger Agreement.

On June 15, 2011, the parties executed the Merger Agreement.

Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors

Our Audit Committee, all the members of which are "independent" under the SEC and NYSE rules and two of which are also "external directors" under Israeli law, evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement. Our Audit Committee approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is in the best interests of our Company and our shareholders, approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Controlling Shareholders in the Merger.”

Our Board of Directors, acting upon the unanimous recommendation of the Audit Committee, (a) determined that the Merger is in the best interests of our Company and our shareholders, (b) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Controlling Shareholders in the Merger,” (c) directed management to take such other actions as are necessary to complete the Merger and (d) resolved to recommend that our shareholders approve the Merger Agreement and the Merger and directed that such matter be submitted for consideration of our shareholders at the Meeting.

In reaching these determinations, our Audit Committee and Board of Directors considered (a) the advice of our senior management and outside legal counsel (b) a variety of business, financial and market factors, (c) the appraisal as well as the presentation by the Appraiser of its appraisal of Netvision's Fair Market Value (as defined below), (d) the Fairness Opinion, as well as the presentation and advice given by the Fairness consultant regarding its Fairness Opinion of the Merger consideration, and (e) in the case of our Board of Directors, the unanimous recommendation of the Audit Committee.

In the course of reaching their determinations, our Audit Committee and Board of Directors also considered the following factors and potential benefits of the Merger, each of which the members of the Audit Committee and Board of Directors believed supported its decision:

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Our Audit Committee's familiarity with, and information provided by our management as to, the business, financial condition, results of operations, and future prospects of Netvision if acquired by us, as well as its familiarity with the risks involved in achieving those prospects and objectives under current industry and market conditions, and its familiarity with the nature of the markets in which we operate;

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The sound financial condition of Netvision which currently has virtually no debt, its ability to contribute to our financial results of operations in general and to our free cash flow in particular immediately after the consummation of the Merger; the relevance of this factor is further enhanced in light of the previously announced expected adverse effectsof several regulatory changes on our future results of operations,  including the reduction of interconnect tariffs and early termination fees, which resulted in increased competition, increase in our customer acquisition and retention costs and a decrease in our free cash flow. The major part of this decrease in our free cash flow, due to increased handset purchasing and timing differences between payment to the handset vendors and receipt of proceeds for same from our customers, is currently estimated to be approximately NIS 230 million decrease in Q2/2011, in comparison with Q1/2011; and, further to the announcement regarding the expected effects of the reduction of interconnect tariffs on our results of operations (direct effects, before mitigating steps, were estimated at NIS 420 million on our annual EBITDA), which effect was fully compensated for in Q1/2011 by increased handset sales, we now estimate that our EBITDA for Q2/2011 will suffer an additional negative impact of approximately NIS 50 million over the expected NIS 420 million on an annual basis and a resulting negative impact on our net profit; We also note that the Company's dividend policy following the consummation of the Merger is not expected to change (a dividend declaration is not guaranteed and is subject to our board of directors' sole discretion, as detailed in the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”);

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The recent consolidation trend in the Israeli telecommunications market and the ongoing formation of major telecommunications groups which are or will be able to offer their customers comprehensive packages of telecommunications services such as domestic landline services, ISP services, international landline services, cellular services and other services, all under the same roof;

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The acquisition of Netvision is expected to enhance our Company's ability to successfully compete in the rapidly changing Israeli telecommunications market, where our main competitors are also in the process of forming major telecommunications groups that are or will be able to offer their customers comprehensive packages of telecommunications services and specifically given that Netvision's core businesses are complimentary to ours, and considering Netvision's  reputation and standing in the market as reflected in Netvision's substantial market shares in the ISP and international landline segments of its business;.

-	The alternatives to the acquisition of Netvision may not be easily available to us due to the limited number of major players in the Israeli telecommunications market;

-	Without acquiring Netvision our Company might find itself at a relative disadvantage in comparison to the other major telecommunications groups in the Israeli market;

-	The synergies that are expected to be realized as a result of the Merger, the majority of which are expected to benefit our Company;

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The expected and possible changes in the regulatory framework of the Israeli telecommunications market, which are expected to intensify the competition in the market and pose new business opportunities for parties who are well-prepared for them;

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The consideration to be paid to Netvision's shareholders in connection with the Merger was supported by an appraisal provided by the Appraiser who is independent of each of Netvision, us and our controlling shareholders, and that such appraisal was further backed by the Fairness Opinion provided by the Fairness Consultant;

-	Certain terms of the Merger Agreement and related agreements, including:

(a)	the fact that we can terminate the Merger Agreement in the event of a Material Misrepresentation or a Material Adverse Effect in respect of Netvision;

(b)	the fact that we can object to the consummation of the Merger (and refuse to close the transaction) if a third party whose consent is required for the consummation of the Merger conditions the grant of such consent on terms and conditions that are not acceptable to us;

(c)	the fact that Netvision made a comprehensive set of representations and warranties to us; and

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The fact that the Merger Agreement is required to be submitted to our shareholders for approval, including a majority of our shareholders who do not have a personal interest in the matter, which allows for an informed vote by our shareholders on the merits of the Merger.

Our Board of Directors and our Audit Committee also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

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The risks and costs to us if the Merger does not close, including adverse effects on our ability to realize our business goals and the diversion of management and other employee attention in efforts to have the transaction consummated;

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The risks and costs to us if we fail to achieve the anticipated benefits from the transaction with Netvision due to a number of factors, including, among others: changes in the regulatory framework surrounding the Israeli telecommunications market, unanticipated costs or liabilities associated with the transaction, potential loss of key employees of Netvision (this risk is mitigated in part by the existence of a management retention plan at Netvision), diversion of management and other employee attention from our core business and unrealistic goals or projections for the transaction, whether due to regulatory changes or otherwise;

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The need to finance a substantial portion of the Merger Consideration by means of incurring additional debt, on terms not yet known to us, which will result in an increased leverage and reduced available cash reserves of our Company; the relevance of this factor also enhanced in light of the abovementioned expected decrease in our free cash flow in Q2/2011;

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The representations and warranties of Netvision under the Merger Agreement expire at the closing, which will leave us without any recourse against Netvision, its shareholders, directors, officers and employees in the event that we discover any Material Misrepresentation on Netvision's part, and the fact that we may terminate the Merger Agreement only in the events of Material Misrepresentations and Material Adverse Change in respect of Netvision, as opposed to any misrepresentations or any adverse change; the fact that our right to terminate the Merger Agreement for Material Adverse Changes in respect of Netvision expires some time before the closing;

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The uncertainties and risks surrounding the regulatory framework of the Israeli telecommunications market, some of which we are currently unable to foresee or assess,  which could impair our ability to realize the anticipated benefits of the Merger, including by negatively affecting Netvision's prospects and its fair market value as appraised by the Appriaser;

-	The possibility that the Merger will not be approved by the necessary governmental authorities or that such approval be conditioned on terms unfavorable to us;

-	The fact that certain of our directors may have conflicts of interest in connection with the Merger;

We do not intend for the foregoing discussion of the information and factors considered by our Audit Committee and Board of Directors to be exhaustive.  We do believe, however, that the foregoing discussion summarizes the material factors considered by our Audit Committee and Board of Directors in its consideration of the Merger. After considering these factors, our Audit Committee and Board of Directors concluded that the positive factors relating to the Merger Agreement and the Merger outweighed any potential negative factors. In view of the number of factors considered by our Audit Committee and Board of Directors, and the complexity of these matters, our Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Audit Committee and Board of Directors may have assigned different weights to various factors. Our Audit Committee and Board of Directors unanimously approved and recommended the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

Our Board of Directors recommends that you vote “FOR” the proposal to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement

The Merger Agreement provides for the Merger of Merger Sub, with and into Netvision Ltd., or Netvision, upon the terms, and subject to the conditions, of the Merger Agreement, with Netvision as the Surviving Company, all in accordance with the relevant provisions of the Companies Law. The Surviving Company will continue to exist following the Merger as our wholly owned subsidiary. When we refer to the “Surviving Company” in this Proxy Statement, we mean Netvision, as it will exist after the Merger is completed. Following the Merger, all of Netvision's properties, rights, privileges and powers and those of Merger Sub will vest in the Surviving Company, and all of Netvision's debts, liabilities and duties and those of the Merger Sub will become the debts, liabilities and duties of the Surviving Company.

Following the Merger, Netvision's share capital, which will then be, in its entirety, owned by us, will be delisted from the Tel-Aviv Stock Exchange, deregistered under the Israeli Securities Law and no longer be publicly traded. In addition, Netvision's former shareholders will cease to have any rights as shareholders of Netvision or the Surviving Company, except for the right to receive the Merger Consideration.

We, Netvision or Merger Sub may terminate, subject to a mutual consent, the Merger Agreement prior to the completion of the Merger at any time or for any reason. In addition, under certain circumstances, whether before or after the approval and adoption of the Merger Proposal by our shareholders, the Merger Agreement shall be terminated. Additional details on termination of the Merger Agreement are described in the section of this Proxy Statement entitled “The Merger Agreement— Termination” beginning on page22.

Effective Time of the Merger; Closing Date

The Merger will become effective upon the issuance of a certificate of merger by the Registrar of Companies of the State of Israel, or the Israeli Companies Registrar, in accordance with the relevant provisions of the Companies Law. The certificate of merger will be issued by the Israeli Companies Registrar following the satisfaction of all requirements under the Companies Law if at least fifty (50) days shall have elapsed after the filing of the merger proposals by both Netvision and Merger Sub with the Israeli Companies Registrar and at least thirty (30) days have elapsed after the approval of the Merger by Netvision's shareholders and us as the sole shareholder of Merger Sub.  The Merger Agreement provides that the closing of the Merger will occur on a business day mutually agreed by us, Merger Sub and Netvision but in any event no later than the tenth (10th) business day after the conditions to the Merger have been satisfied. When we refer to the “effective time of the Merger” in this Proxy Statement, we mean the date and time when the Merger becomes effective, as described in this paragraph.

The parties are working to complete the Merger as soon as practicable.  However, the Merger is subject to various closing conditions.  No assurances can be given that the parties will obtain the necessary approvals to complete the Merger or that the parties will obtain them in a timely manner.

Merger Consideration

Ordinary Shares. At the effective time of the Merger, each of Netvision's ordinary shares issued and outstanding immediately prior to the effective time of the Merger, including options to purchase ordinary shares of Netvision exercised into Netvision's ordinary shares between the signing of the Merger Agreement and the effective time of the Merger, will be cancelled and automatically converted into the right to receive an amount equal to the quotient of (x) the aggregate merger consideration, or the Merger Consideration of NIS 1,538,378 thousand (or $455,545.75 thousand), and interest at an effective rate of five percent (5%) per year calculated based on actual days elapsed from April 1, 2011 and until the effective time of the Merger, divided by (y) the number of Netvision shares outstanding on the effective date of the Merger, in cash, less any applicable withholding taxes, which amount we may sometimes refer to as the Per Share Merger Consideration.

Stock Options. As of the effective time of the Merger, all options to purchase Netvision ordinary shares, which have not been exercised into Netvision's ordinary shares between the signing of the Merger Agreement and the effective time of the Merger, shall be cashed out for a sum per each such option equivalent to the Per Share Merger Consideration minus the exercise price of each such option. This sum will not exceed approximately NIS 10 million and will be paid to the holders of such options on top of the Merger Consideration to be paid to Netvision's shareholders. The cash out was taken into account in the determination of Nevision's Fair Market Value in the Appraiser's appraisal described below.

Share Capital of Merger Sub. The one ordinary share of Merger Sub issued and outstanding immediately prior to the effective time of the Merger, will automatically be cancelled without any consideration thereof, upon the effective time of the Merger.

Payment of the Merger Consideration / Surrender of Certificates

On the effective date of the Merger, we will deposit with the TASE's clearinghouse the portion of the Merger Consideration that relates to Netvision's shares held through a Member of the TASE. We will release the portion of the Merger Consideration that relates to Netvision's shares registered in its shareholders' registry against receipt, if applicable, of duly filled-in documents (including share transfer instruments and share certificates) in customary forms.

We shall deduct and withhold from the respective Merger Consideration otherwise payable to each Netvision shareholder (except with respect to Netvision ordinary shares held on record by the Registration Company through a Member of the TASE) such taxes as are required by any applicable law. Taxes with respect to any Netvision ordinary shares held through a Member of the TASE shall be withheld by the Member of the TASE through which such Netvision ordinary shares are being held.

Financing of the Merger Consideration

We intend to fund the payment of the Merger Consideration by using our available cash at hand, as well as funds to be raised, including by issuance of additional debentures to the public in Israel. Raising additional funds is required for us in order to fund the payment of the Merger Consideration as our available cash will most probably be insufficient to cover the payment of the entire Merger Consideration (also in light of the expected decrease in our free cash flow in Q2/2011). The Merger Agreement does not include a condition pursuant to which our obligation to consummate the Merger is subject to our ability to successfully raise the debt required for us in order to fund the Merger Consideration.

Unclaimed Amounts

Any portion of the Merger Consideration which remains unclaimed by any shareholders of Netvision on or after twelve (12) months after the effective time of the Merger, may be freely used by us, and thereafter any shareholders of Netvision prior to the effective time of the Merger who have not previously exchanged certificates or instruments evidencing Netvision share capital for the Merger Consideration, if any, will only be entitled to claim the payment of their respective portion of the Merger Consideration, without interest or adjustment for changes in the consumer price index, from us, which claim shall be treated as an unsecured debt.

Representations and Warranties

Merger Sub made a number of representations and warranties to Netvision and us in the Merger Agreement relating to, among other things:

-	Merger Sub's corporate organization, registration and similar corporate matters;

-	Merger Sub's issued and authorized share capital;

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The absence of any activity in Merger Sub since its inception and until its entry into the Merger Agreement and its commitment to refrain from any business activity until the effective time of the Merger;

-	The absence of any commitment by Merger Sub or any of its office holders to issue any of its share capital or convertible securities or any other securities;

-	The absence of any guarantees or indemnities provided to third parties;

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Subject to the conditions set forth in the Merger Agreement, the absence of any prohibition or restriction on Merger Sub's part, whether by commitment, agreement or by law to enter into the Merger Agreement and perform its obligations thereunder, and the absence of any conflict between the Merger Agreement and its charter documents; and

-	the approval by Merger Sub's Board of Directors of the Merger Agreement, and the authority of the signatories who executed the Merger Agreement on its behalf to do so.

Subject to certain exceptions, Netvision made a number of representations and warranties to us and Merger Sub in respect of itself or enitities in which it holds at least 50% of the equity or voting power, or its Subsidiaries (Netivsion and all such Subsidiaries shall be referred to as the Netvision Group)  relating to, among other things:

-	Netvision Group's corporate organization, registration and similar corporate matters;

-	Netvision Group's charter documents;

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Netvision's authorized and issued share capital and, except as specified in the Merger Agreement, the absence of any issued and outstanding convertible securities (including options) or any commitment of Netvision or, to Netvision's best knowledge, any of its Subsidiaries, to issue any share capital or any convertible securities or grant any right with respect to the share capital to any third party;

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the financial statements and documents that Netvision has filed with or furnished to the Israeli Securities Authority, or the ISA, truly reflect Netvision Group's business, financials, commitments and assets and do not contain a "misleading  information" (as such term is defined in the Israeli Securities Law-1968, or the Securities Law), and statement regarding Netvision's compliance in respect thereof with the Securities Law, IFRS and the rules applicable to companies traded on the TASE; general statement by Netvision regarding its compliance, to its best knowledge, with all applicable securities laws;

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the absence, since May 15, 2011 and until the execution date of the Merger Agreement, of certain material events not otherwise disclosed in Netvision's public filings with the ISA, and the absence, to Netvision's knowledge, except as disclosed in Netvisions' public filings with the ISA, of an event that may materially affect Netvision's condition, assets or business or operational results since such date;

-	Netvision's corporate power to enter into the Merger Agreement, and, subject to the conditions set forth in the Merger Agreement, to consummate the Merger and other transactions contemplated by the Merger Agreement, and the availability to us of Netvision's and certain of its subsidiaries charter documents and corporate records;

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The absence of any prohibition (either pursuant to material contracts, its charter documents or applicable law), subject to the fulfillment of the closing conditions and the receipt of the consents set forth in the Merger Agreement, to Netvision's execution of the Merger Agreement and the performance of its obligations thereunder;

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Statement regarding the fact that to Netvision's knowledge, the execution of the Merger Agreement and the performance of its obligations thereunder will not result in any material damage to the Netvision Group or to acceleration of a material indebtedness of the Netvision Group, to the cancellation of important agreements of the Netvision Group or to a material worsening of the terms of important credit arrangements or other important contracts.

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the approval by its board of directors of the Merger Agreement, and its confirmation that based on the financial condition of the merging entities and on the representations and warranties of Merger Sub, there is no reasonable concern that the Surviving Company will be unable to discharge its obligations to its creditors as they become due; and the authority of the signatories who executed the Merger Agreement to do so;

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except as provided in the Merger Agreement, title to properties, the freedom of all important properties of the Netvision Group from certain liens or encumbrances, and to Netvision's best knowledge, the workable condition of all important assets required in order to conduct Netvision Group's current business without material expenditure in the future;

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the provision to us of copies of all of Netvision Group's important contracts, and, expect as provided in the Merger Agreement, their effectiveness, Netvision's Group due performance of all their material provisions and the absence of known breaches or defaults by the other parties under such important contracts;

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except as provided in the Merger Agreement, the absence of any material know-how and intellectual property in Netvision Group's business, the existence, to Netvision's knowledge, of the third party intellectual property licenses required in order to conduct Netvision Group's business, the absence, to Netvision's knowledge, of any known breach of any third party right or license of intellectual property in a way that could materially harm Netvision Group, the absence of any liability to pay any fees for the use of any intellectual property other than in the ordinary course of business;

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the provision to us of full copies of all material licenses and permits held by Netvision Group, and, except as provided in the Merger Agreement, their validity; Netvision Group's compliance, to Netvision's best knowledge, with all their material terms; the absence of Netvision's knowledge of any breach or expected breach of any of these licenses  and permits that may cause the revocation or an adverse change in such license/permit terms or conditions; except as provided in the Merger Agreement, the absence, to Netvision's knowledge, of intent of any governmental or regulatory authority to change any of the licenses/permits in a manner which may materially harm Netvision Group; the absence, to Netvision's knowledge, of any breach of any applicable law that might cause material adverse effect on Netvision Group; the absence of receipt of any government funding which involves material undertaking or restriction to Nevision's business;

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Except as provided in the Merger Agreement, the absence of pending criminal and administrative legal proceedings, and the absence of civil litigation in amounts exceeding certain thresholds, and to Netvision's knowledge, against office holders in the Netvision Group in their capacity as such; execpt as provided in the Merger Agreement, the absence, to Netvision's knowledge, of any threatened litigation; and the absence of any governmental order, judicial or governmental decision or verdict against

Netvision Group or any of its office holders, in each case, which might have an impact on Netvision Group's current operations;

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the provision to us of a list of all office holders and other senior employees of the Netvision Group, including their respective compensation; the absence of any valid commitment to make changes  in compensation terms of such office holders and employees; except as provided in the Merger Agreement, to Netvision's knowledge, Netvision Group's payment in full of all payments due in respect of its employees (including withholding of applicable taxes) and Netvision Group's material compliance with all applicable labor laws; except as provided in the Merger Agreement, the absence of any employees union organization and Netvision Group's ability to terminate any of its employees upon no more than 90 days prior written notice;

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list of insurance policies held by Netvision Group and absence of any claims against insurers during the three year period preceding the execution of the Merger Agreement, except as provided in the Merger Agreement ; Netvision Group's compliance, to Netvision's knowledge, with any term and condition that is reasonably required on its part in order to be entitled to the coverage provided under said insurance policies; and

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the absence of any material tax liability, the timely and correct filing of all tax returns; the absence of any material known tax liabilities, investigations or claims (other than routine review of tax returns not yet declared final).

We made a number of representations and warranties to Netvision and Merger Sub in the Merger Agreement relating to, among other things:

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our ownership of the entire issued and outstanding share capital of Merger Sub since Merger Sub's inception and our confirmation of the accuracy of Merger Sub's representations and warranties in the Merger Agreement;

-	our corporate organization and similar corporate matters;

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subject to the terms and conditions of the Merger Agreement, the absence of conflict with, or violation of (i) our organizational documents, or (ii) provisions of applicable law, in each case, as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby;

-	subject to the terms and conditions of the Merger Agreement, the approval of the Merger Agreement, and the authority of the signatories who executed the Merger Agreement to do so.

-	the availability to us, as of the effective time of the Merger, of sufficient funds to pay the Merger Consideration in connection with the Merger; and

-	confirmation of our familiarity with the Israeli communications market, and of our conduct of due diligence investigation on Netvision Group;

Material Misrepresentation; Expiration of Representations and Warranties

The representations and warranties in the Merger Agreement are subject to a Material Misrepresentation standard. As used in the Merger Agreement and this Proxy Statement, “Material Misrepresentation” means, with respect to any representation or warranty: (i) that is materially untrue (ii) that would materially, individually or when taken together with other misrepresentations, change the other party's considerations whether to enter into or consummate the transactions contemplated by the Merger Agreement or that would materially change Netvision's valuation in the appraisal performed by the Appraiser.

Should a Material Misrepresentation not be cured within fifteen (15) days following written notice, provided such Material Misrepresentation is curable (and if not, the injured party shall have the right to immediately terminate the Merger Agreement upon written notice to the other party), the injured party shall be entitled, and its sole remedy shall be, to terminate the Merger Agreement by written notice to the breaching party, as long as such written notice was provided to the breaching party prior to the effective time of the Merger. The injured party shall have no other remedy, demand or cause of action against the other party, its office holders, executives, employees, consultants, service providers or anyone on their behalf. In addition, the representations and warranties of all parties to the Merger Agreement shall expire at the effective time of the Merger.

Conduct of Business Prior to Closing

Netvision has agreed that, unless approved in writing by us, which approval shall not be unreasonably withheld, and subject to specified exceptions, prior to the completion of the Merger or the termination of the Merger Agreement, Netvision will not take any action or carry on its business outside the ordinary course or in any way that may materially affect its assets, business or financial status, including:

-	amend or otherwise change its organizational documents;

-	issue any shares or any securities convertible into shares of Netvision other than in respect of Netvision exercised options granted prior to the execution date of the Merger Agreement;

-	declare, set aside or pay any dividend on, or make any other distribution as such term is defined in the Companies Law (whether in cash, stock or property).

            Should Netvision declere and pay any dividend (whether in cash, stock or property) to its shareholders prior to the effective time of the Merger, after obtaining our consent, the Merger Consideration shall be reduced in the amount of such declared and paid dividend.

Material Adverse Change

At any time following the execution of the Merger Agreement and before the date on which all closing conditions shall have been fulfilled (with the exception of the issuance of the Merger certificate by the Israeli Companies Registrar), if either we or Netvision learn that a material adverse effect on the assets, business or business condition of Netvision, has occurred, such party shall immediately thereafter so notify the other party. As used in the Merger Agreement and this proxy statement, “material adverse change” means, with respect to Netvision, any change, event or effect, that is not known and is not reasonably foreseeable on the execution date of the Merger Agreement that would affect the valuation of Netvision under the appraisal performed by the Appraiser, resulting in a deduction of NIS sixty million (60,000,000) or more in the Merger Consideration (or $17.8 million), except in each case to the extent that any such effect results from any of the following:

•	changes in general business or political conditions, provided that such changes do not affect Netvision Group disproportionately as compared to other companies operating in the same markets;

•	changes in IFRS; or

•	any action by Netvision at our request or action previously approved by us in writing;

            Should a notice of material adverse change be provided, we would have the right to require that the parties approach the Appraiser, who shall opine whether such material adverse change has occurred and if so, shall provide the parties with a appraisal of Netvision within 14 business days of the parties' application, which shall be final and binding on both parties.

Should the Appraiser determine that Netvision's valuation depreciated by NIS 60,000,000 or more in comparison to its appraisal dated June 13, 2011 (re-executed on June 15, 2011 as described above), we shall have the right, as sole remedy, within fourteen (14) days following the Appraiser's determination, to notify Netvision of our decision not to consummate the Merger, in which case the Merger Agreement shall immediately terminate and all representations, warranties and covenants shall cease to be in force and effect and neither party or its office holders on anyone on such party's behalf, shall have any claim, demand or cause of action against the other party, its office holders, executives, employees, consultants, service providers or anyone on their behalf. Should we fail to provide Netvision notice of our decision not to consummate the Merger within such fourteen (14) days period, our right to so terminate the Merger Agreement shall be deemed waived with respect to such material adverse change, the Merger Agreement shall remain in full force and effect and neither we, our office holders nor anyone on our behalf, shall have any claim, demand or cause of action against the other parties to the Merger Agreement and their respective office holders, executives, employees, consultants, service providers or anyone on their behalf, in respect of such material adverse effect.

For the avoidance of doubt, in the event of that the Appraiser determines that Netvision's valuation depreciated by less than NIS 60,000,000 in comparison to its appraisal dated June 13, 2011, (re-executed on June 15, 2011 as described above), the Merger Agreement shall remain in full force and effect and neither we, our office holders nor anyone on our behalf, shall have any claim, demand or cause of action against the other parties to the Merger Agreement and their respective office holders, executives, employees, consultants, service providers or anyone on their behalf, in respect of such non material adverse effect.

In the event a material adverse effect, the monetary effect of which can be quantified accurately, we and Netvision may agree not to approach the Appraiser, and instead mutually agree upon the change in the Netvision valuation in comparison to the appraisal, in which case the we shall have the same right with regard to the termination of the Merger Agreement, as described above, mutatis mutandis.

Meetings of Shareholders

We and Netvision have agreed to take action in order to coordinate a date for each of our respective shareholders meeting for same date.

Conditions to the Completion of the Merger

            The obligations of each of us, Netvision and Merger Sub to complete the transactions contemplated by the Merger Agreement and the Merger are subject to the satisfaction of the following conditions on or before the effective time of the Merger:

-	the approval of the Merger by the Netvision shareholders, by the special majority required pursuant to Section 275(a) of the Companies Law;

-	the approval of the Merger by our shareholders, by the special majority required pursuant to Section 275(a) of the Companies Law;

-	the approval of the Israeli Ministry of Communication and the Civil Administration of Judea and Samaria;

-	the approval of the Israeli Antitrust Authority, if required;

-	there shall have been obtained the approval or consent of any required third party pursuant to any applicable law or important agreement, as specified in the Merger Agreement;

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Netvision shall have obtained a “run off” insurance policy covering the liability of its directors and officers in respect of the period prior to the effective time of the Merger, as more specifically detailed below under "Indemnification; Insurance";

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at least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Israeli Companies Registrar by Netvision and Merger Sub and at least thirty (30) days shall have elapsed from the approval of the Merger by the shareholders of each of Netvision and Merger Sub and the Israeli Companies Registrar shall have issued the Merger certificate; and

-	there is not in effect any statute, rule, regulation, executive order or other writ or order of a governmental entity prohibiting or preventing consummation of the Merger.

Should not all of the above conditions be fulfilled or waived (except with respect to conditions required by law which may not be waived) prior to December 31, 2011, or the End Date, and the End Date was not extended by a mutual written consent of the parties, the Merger Agreement shall immediately cease to be in force and effect and neither party shall have any claim, demand or cause of action against the other party, except with respect to any breach of undertakings in the Merger Agreement, if so breached.

Should any of the above third party approvals be conditioned or subject to limitations, which may materially harm or burden either party following the effective time of the Merger, the parties shall take actions to cause such pre-existing conditions or limitations to be waived or limited. Should the parties be unsuccessful, we may object to such pre-existing conditions or limitations (except with respect to conditions specified in the Merger Agreement), in which case it will be deemed that the required approval was not obtained.

Indemnification; Insurance

The Merger Agreement provides that Netvision shall purchase, subject to our review of the fee proposal, as of the effective time of the Merger a “run off” policy to maintain in effect the directors’ and officers’ liability insurance in respect of the period prior to the effective time of the Merger in the same amount and terms as applicable prior to the effective time of the Merger, with an effective term of seven years from the effective time of the Merger, to cover any insured events up until the effective time of the Merger as well as other circumstances already known to Netvision as of the execution date of the Merger Agreement. The “run off” policy shall specifically state it may not be terminated by the insurance company.

The Merger Agreement provides that we, following the effective time of the Merger, will cause Netvision to fulfill and honor in accordance with their terms (i) the obligations of Netvision under any indemnification letters granted to officers and directors of Netvision and its subsidiaries prior to the effective time of the Merger and (ii) for a period of seven years after the effective time of the Merger, shall maintain in effect the above “run off” policy in accordance with its terms.

Termination

We, Merger Sub and Netvision, can terminate the Merger Agreement by mutual written consent at any time and for any reason.

We, Merger Sub and Netvision also agreed that the Merger Agreement shall be terminated in any of the following events:

-	if the effective time of the Merger has not occurred by the End Date;

-	if Netvision's shareholders have not approved and adopted the Merger Agreement by the majority required by applicable law;

-	if our shareholders have not approved and adopted the Merger Agreement by the majority required by applicable law;

-	if a final and nonappealable order was issued, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

-	if any law or regulation or an act by a government entity makes the consummation of the Merger illegal.

In any event of termination specified above, the Merger Agreement shall be deemed null and void and neither the parties, their respective shareholders nor any other third party shall have any cause of action arising from the Merger Agreement or its termination, including any cause of action against any office holder, director or shareholders of any of the parties to the Merger Agreement.

In addition, should one of the parties have materially breached its obligations under the Merger Agreement, which breach was not cured within fifteen days from the other side's written notice, at any time prior to the effective time of the Merger the injured party will have the right to terminate the Merger Agreement by providing a written notice to the other party and without derogating from any of its remedies available to it under applicable law.

Expenses

Each party is required to pay its own out-of-pocket expenses in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement.

Amendment of the Merger Agreement

            The Merger Agreement may be amended, by written agreement of the parties to the Merger Agreement.

Governing Law; Venue

The Merger Agreement is governed by the laws of the State of Israel and the applicable courts in the Tel Aviv District in Israel have the exclusive jurisdiction over the Merger Agreement and any matter relating thereto.

Summary of the Material Provisions of the Appraisal prepared by the Appraiser

Our Audit Committee, together with a special committee of the board of directors of Netvision retained the Appraiser for the purpose of providing us and Netvision an appraisal of the fair market value of Netvision and the consideration to be paid by us to the shareholders of Netvision for the entire outstanding share capital of Netvision in connection with the Merger. The Appraiser is independent of either of us or Netvision or our controlling shareholders, and the parties retained its services in order to appraise the Merger consideration due to the fact that both us and Netvision are affiliated companies and are indirectly controlled by IDB.

On June 13, 2011, (the appraisal was re-executed on June 15, 2011 as described above) the Appraiser delivered to us and Netvision its appraisal of Netvision's Fair Market Value on a stand-alone basis, as of March 31, 2011, or the Appraisal Date, its opinion of the inclusion of the synergy resulting from the Merger in the Fair Market Value of Netvision, appraisal of the Fair Market Value of the synergy between our Company and Netvision as a result of the proposed Merger, as of the Appraisal Date, and the appropriate division of such synergy between our Company and Netvision, all based upon and subject to the assumptions, limitations, and considerations set forth therein. The Appraiser appraised Netvision's Fair Market Value as it would be determined in a transaction between a willing buyer and an unrelated willing seller based on long term economic considerations.

When we refer in this proxy statement to Fair Market Value we mean, as defined by the Appraiser in its appraisal, the purchase price to be paid for a property in a transaction between a willing buyer and a willing seller, where neither of the parties is obligated to purchase or sell, and both parties hold a reasonable amount of relevant facts with regard to the proposed transaction.

The following is a summary of the Appraiser's appraisal and the methodologies used to render its appraisal. This summary does not purport to describe all the information, data and factual information considered by the Appraiser in rendering its appraisal.

The Appraiser based the appraisal on:

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data and information including the audited financial statements for fiscal years 2008 – 2010, the unaudited financial statements for the interim period ended March 31, 2011 and certain other relevant financial and operating data relating to Netvision;

-	meetings with representatives of Netvision's and our managements;

-	interviews of analysts and experts in the field of the Israeli telecommunications market;

-	market researches conducted by others;

-	other publicly available information about Netvision.

In connection with its review of such data and information, the Appraiser did not generally assume any obligation to independently verify the foregoing information and relied on it being accurate and complete. The Appraiser did examine the reasonablness and validity of certain data and information, including, among other things, by conducting analisys of financial statements, operational data, historical information and other financial data, material trends in Netvision's field of operation and meetings with representatives of its management team.

In its appraisal the Appraiser refered, among other things, to forecasts provided to it by Netvision's management. The Appraiser noted in its appraisal that these forecasts are assumptions and expectations about the future which are not certain, and there is no certainty whether all or any of them shall come true. In its appraisal the Appraiser also considered forward-looking statements provided to it by Netvision's management, and that should such forward-looking statements fail to become true, the actual results of Netvision may materially vary from the appraised results reflected by this information, to the extent is was used in the appraisal.

Discounted Cash Flow Analysis.  The Appraiser used the financial cash flow forecasts of Netvision's core businesses, ISP and telephony services, for a period of four years and nine months from the appraisal date, the nine last months of calendar year 2011 and the calendar years ending December 2012 through December 2015, to perform a discounted cash flow analysis including the residual value of the core businesses, subject to risk adjustments (Risk Adjusted DCF) which allows adjusting the forecasts based on creation of variaty of scenarios (as detailed below), and which the Appraiser considered to be most accepted and sound method under the circumstances.

To the value above the Appraiser added the value of certain tax assets as well as the projected value of Netvision's activity in the Internet based TV (OTT TV) market, which may be a potential growth factor for Netvision but is not, currently, part of its core businesses, since it is still in its inception.

The various steps in conducting the Discounted Cash Flow Analysis included:

-	analysis of Netvision's fields of operation;

-	analysis of various scenarios that may occur in the Israeli communications market and their effect on Netvision;

-	forecast of Netvision's future income from its fields of operation;

-	analysis of Netvision's expenditure structure and forecast of the required expenditure to support the projected income for each of Netvision's fileds of operation;

-	forecast of required investments; and

-	analysis of financial forecasts.

Since the underlying assumption of the appraisal was that Netvision is an ongoing operation and it shall continue to operate following the end of the forecast period described above, it was accordingly determined that the residual value is the current value of the terminal value of the projected cash flows,  by applying a nominal growth factor of 1.5% per year.

The Weigthed Average Cost of Capital, or WACC, used by the Appraiser to discount the free cash flow and that represents its assessment as to the business risk associated with Netvision's activities was set at 13%.

In order to determine the shareholders equity value of Netvision to the core business activities, as aparised, the Appraiser added the book value of the equity of certain non-material subsidiaries of Netvision. In addition, the Appraiser added to the equation the value of financial commitments and financial assets such as cash and cash equivalents, deducted the value of the cash out of employees' stock options, and minority interests were also deducted. In the frame of the appraisal the value of current outstanding claims against Netvision was not estimated beyond the amounts reserved in Netvision's financial statements.

In addition to the appraised value, the Appraiser: (i) first, considered whether the estimated synergies that are expected to be realized as a result of the proposed Merger should be taken into account when considering Netvision's Fair Market Value, and after concluding, based on prevailing market experience and literature that such synergies should indeed by taken into account, (ii) added Netvision's share of approximately 27% of the estimated synergies that are expected to be realized as a result of the proposed Merger. The estimated synergies were allocated to Cellcom and Netvision based on the company where the synergies are to be realized. For example, revenue synergies to be realized through our sales channels were allocated to us and those realized through Netvision sales channels were allocated to Netvision. Shared synergies were allocated based on the relative enterprise value of the companies as of March 31, 2011.

In order to provide for the risk adjustments, three potential scenarios were examined by the Appraiser. The first,  'basis scenario', with an estimated probability of 40%, which assumes no change in  the current regulatory structure of the Israeli communications market, and with the current market players in such market continuing to operate in the same framework. The second, 'optimistic scenario', with an estimated probablility of 40%, which assums that the Israeli Ministry of Communication is expected to act in order to increase the competitive nature of the communications market. The third, 'pessimistic scenario', with probablility of 20%, which assums that the Israeli Ministry of Communication actions in increasing the competitive nature of the communications market will not bear fruit while regulatory restrictions on the operations of the incumbent provider (the Bezeq Group) will be lifted or eased, and therefore the incumbent provider will be able to establish and enhance its dominant position in the market. The Appraiser considered all the foregoing three scenarios only in resepct of Netvision's ISP and private domestic landline businesses, which are mostly effected by the uncertainties surrounding the Israeli communications market in his opinion, while applying only the basic scenario on Netvision's other businesses.

The range of the Fair Market Value, as determined in accordance with the above detailed method as of the valuation date, was between NIS 1,615,296 (in thousands) for the high end valuation and NIS 1,461,459 (in thousands) for the low end valuation, with an adjusted Fair Market Value for Netvision of NIS 1,538,378 (or $455,545.75 thousand).

As a source of support to its appraisal of Netvision's Fair Market Value, the Appraiser compared it with a recently completed similar transaction whereby Partner Communications Ltd., or Partner, another cellular service provider in Israel, acquired 012 Smile Telecom Ltd.,  or Smile, another company who is engaged in the same principal business as Netvision. The Appraiser compared the acquisition price paid by Partner for Smile's business, which totalled  approximatley NIS 1.45 billion (including assumption of debt), to its appraisal of Netvision's Fair Market Value, including comparing EBITDA and revenues multiples for both Netvision's Fair Market Value and Smile's acquisition price, and found them to be similar.

The foregoing description is not a comprehensive description of all analyses and examinations actually conducted by the appraiser. In performing its analysis, the Appraiser made numerous assumptions which he considered to be reasonable and appropriate under the circumstances, many of which are beyond our control. As described above, the appraisal was among other factors that our audit Committee and Board of Directors took into consideration in making our Board of directors determination to approve, and to recommend that shareholders adopt, the Merger Agreement.

Under the terms of Appraiser engagement letter, we and Netvision agreed to pay the appraiser a fee of approximately $100,000 for rendering an appraisal. Further, we and Netvision agreed, on an equal share basis, to reimburse the appraiser for its reasonable out-of-pocket expenses and to indemnify the Appraiser, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities and claims in connection with the appraisal. In addition, we and Netvision agreed that unless it is determined by a court that the Appraiser acted in gross negligence or with malice, it will not be liable to any party for amounts in excess of three times of the fees received by it in connection with its appraisel.

Summary of the Material Provisions of the Fairness Opinion

In connection with the Merger, our Audit Committee and Board of Directors received a written opinion, dated June 13, 2011, (re-executed on June 15, 2011 without any changes, as described above) from our Fairness Consultant, as to the fairness, from a financial point of view, of the appraisal performed by the Appraiser of the Merger Consideration.

The Fairness Consultant 's opinion relates only to the fairness, from a financial point of view, of the Merger Consideration to be paid by us in the Merger and does not address any other aspect of the Merger.  The opinion does not address the merits of the Merger as compared to other alternative business strategy or transaction that might be available with respect to our Company.

In connection with the preparation and rendering of its Fairness Opinion, the Fairness Consultant has reviewed and relied upon, among other information, the following:

-	the audited financial statements of Netvision for 2008, 2009 and 2010;

-	discussions with members of the senior management of our Company and Netvision with respect to the business prospects and financial outlook of both companies;

-	other corporate, industry, and financial market information, as well as analyses as the Fairness Consultant considered necessary or appropriate under the circumstances;

-	the appraisal prepared by the Appraiser and meetings with the Appraiser valuation team.

In rendering its opinion, the Fairness Consultant did not assume any responsibility to perform, and it has not performed, an independent evaluation or appraisal of any of the assets or liabilities of Netvision. The Fairness Consultant assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to it by Netvision, us and trhe Appraiser, and it has not independently verified such information.

Valuation Analysis.  The Fairness Consultant's assessment of the Appraiser's appraisal included:

-	assessment of the methodology used by the Appraiser;

-	assessment of the financial forecast (cash flow);

-	assessment of the WACC used by the Appraiser;

-	assessment of the scenario's probabilities;

-	assessment of the synergies;

-	assessment of the valuation range in the appraisal versus Netvision's market capitalization;

-	comperable transaction analisys; and

-	industry comparables.

The Fairness Consultant determined in its Fairness Opinion that: (A) the Appraiser's utilization of the Risk Adjusted DCF methology is reasonable for the valuation purposes of Netvision's valuation, (B) the overall financial forecast set forth in the appraisal is reasonable, (C) the use of WACC at a rate of 13% to discount the cash flow in each of the scenarios is within the range of rates that could reasonably be used, (D) the assumed scenario probablilities are somewhat optimistic but lie within the reasonable range, and (E) the Appraiser's estimation of the total synergies may take more time to take full effect than predicted by the Appraiser but it seems to be a fair outlook.

In addition, in support of it's Fairness Opinion, the Fairness Consultant compared Netvision's Fair Market Value, as determined by the Appraiser, with its recent market capitalization information, with Netvision's EBITDA (after deducting one time effects) and revenues multiples and with the consideration paid in the Partner acquisition of Smile which he considered comparable, and in all cases, found Netvision's Fair Market Value to be consistent with such valuation factors.

After its comprehensive consideration of all the assessments specified above, based on its experience and subject to various assumptions and limitations, the Fairness Consultant determined that it is its opinion that, as of the date of the Fairness Opinion, the Appraiser's appraisal is fair, from a financial point of view, to Cellcom.

The amount of the fees that we agreed to pay to the Fairness Consultant in consideration for the Fairness Opinin was not conditioned or dependent on the sucessful consummation of the Merger.

The Fairness Consultant is independent from us. We agreed to indemnify the Fairness Consultant against certain liabilities in connection with the Fairness Opinion.

Interests of our Controlling Shareholders in the Merger

Since DIC is a controlling shareholder of both us and Netvision, Clal is a controlling shareholder of Netvision, and both DIC and Clal are controlled by IDB Development. and indirectly controlled by IDB, and since both we and Netvision are publicly traded companies, the Merger, for each of us is deemed a transaction in which a controlling shareholder have personal interest, pursuant to Section 270(4) of the Companies Law, and therefore the Required Approval, as more specifically detailed below under "Required Approval", is subject to the requirements of Section 275 of the Companies Law, requiring for an extraordinary transaction of a public company, with a controlling shareholder, or in which a controlling shareholder has a personal interest, the approval of the audit committee, the board of directors and the shareholders, in that order.

When we refer in this proxy to “controlling shareholder” we mean the definition of such term in the Companies Law which includes any holder of 25% or more of the outstanding voting rights of the Company if no other shareholder holds 25% or more of the outstanding voting rights of the company, and any two or more shareholders who each has a personal interest in the proposal will be deemed to hold their shares jointly. Together, directly or indirectly, the controlling shareholders hold in the aggregate approximately 48.3% of our outstanding Ordinary Shares and approximately 51.7% of our voting power and approximately 68.27% of Netvision's outstanding ordinary shares and voting power and are therefore deemed to be controlling shareholders of the Company for purposes of Section 275 of the Companies Law. The foregoing shareholding information does not include shares held by certain financial institutions affiliated with the IDB Group. For information regarding such shareholdings of Cellcom shares please see the beneficial ownership table above in this proxy statement.

Our Audit Committee and Board of Directors approved the Merger on June 13,2011 and June 15, 2011, respectively.

Required Approval

The approval of the proposed resolution requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter  who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO, (ii) excludes an interest arising solely from the ownership of our Ordinary Shares and (iii) in the case of a person voting by proxy for another person, a personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Since it is highly unlikely that any of the Company’s public shareholders  has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-52-998-9595 or, if you hold your shares in "street name" you may also contact the representative managing your account.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Controlling Shareholders in the Merger” in the Proxy Statement, be, and they hereby are, approved and adopted in all respects.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Item 4 – Approval of amendment to and renewal of management services agreement with Discount Investment Corporation Ltd.

In September 2006, our audit committee, board of directors and shareholders approved our entering into an agreement with DIC, pursuant to which DIC provides us with services in the areas of management, finance, business and accountancy, in consideration of NIS 2.0 million plus VAT per year, adjusted to changes in the Israeli Consumer Price Index for June 2006. In 2010 the payment for such management services amounted to approximately NIS 2.2 million (currently equivalent to $651,466). The consideration is paid in two installments on June 30 and December 31 of each year. Among the services included are consulting and assistance on managerial, economic and accounting issues, such as the preparation of an annual budget, strategic plans and central business processes for us. In addition, the services include provision of employees and officers of DIC and its subsidiaries to be directors of Cellcom. The agreement states that we are not required to pay any additional consideration to DIC or to any of our directors who are employees or directors of DIC or one of its subsidiaries, including our chairman of the board, for their services on our board of directors. This agreement is for a one year term and is automatically renewed for additional one year terms, unless either party provides 60 days advance termination notice.

Due to a recent amendment to the Israeli Companies Law, an agreement with a controlling shareholder for a period or periods exceeding a total of three years, such as our management services agreement with DIC, cannot continue for more than three consecutive years unless re-approved by the audit committee, board of directors and shareholders every three years.

In addition, at the Meeting, the shareholders will be asked to approve an amendment to the management services agreement so as to clarify that the DIC officers and employees whose service as directors are covered by the management fees, shall not include any person who serves solely as a director of a subsidiary (or several subsidiaries) of DIC (and does not serve as a director of DIC itself) and does not receive any compensation, other than director's fees, in his or her capacity as a director of any subsidiary of DIC. Currently, and also after approval of the compensation to directors as proposed in Item 2 above, our directors whose compensation for this office is or will be paid to them directly by us do not serve as directors of DIC or any of its subsidiaries, and it is contemplated that Ms. Edith Lusky, one of our directors whose compensation for this office will be paid directly by us, may also serve as a director of one of DIC's other subsidiaries.

Accordingly, our audit committee and board of directors have reviewed the management services agreement with DIC and the proposed amendment thereto, and have approved its amendment as set forth above, and further approved that the agreement may be renewed in accordance with its terms for up to three consecutive years from the forthcoming anniversary of the this agreement. At the Meeting, the shareholders will be asked to approve the amendment to the agreement and to approve further that the agreement may be renewed as set forth above.

Required Approval

           The approval of the proposed resolution requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter  who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, a personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-52-998-9595 or, if you hold your shares in "street name" you may also contact the representative managing your account.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment to the management services agreement dated September 10, 2006, between the Company and DIC as described in the Proxy Statement relating to the Meeting, and to approve that the agreement may be renewed in accordance with its terms for up to three consecutive years from the forthcoming anniversary of this agreement."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 – Approval of amendments to the Company's Articles of Association

           At the Meeting, we will propose to approve several amendments to our Articles of Association, as described below.  If any of the proposed amendments are approved, the Company will restate its Articles of Association.

A.           Amendment to Allow Indemnification and Insurance to the Full Extent Permitted by Law

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Israeli Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (currently equivalent to $296,121), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Israeli Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to amend our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Israeli Companies Law described above. Accordingly, we propose to amend Article 61 of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Article 61 of the Company’s articles of association be amended with the changes marked below:

'61.           Exculpation, Indemnity and Insurance

(a)    For purposes of this Article 61, the term "Office Holder" shall mean every Director and every officer of the Company defined as "Nosei Misra" in the Companies Law.

(b)     Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from all or some of the Office Holder’s responsibility for liability resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

(c)     Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed in his capacity as an Office Holder, and in his capacity as an office holder of any other company in which he serves in such capacity at the request of the Company as follows:

(i)     a financial obligation imposed on him in favor of another Person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii)    reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees;

(iii) reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another Person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided, in respect of Article 61(c)(i) that the undertaking is limited to events which, in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.

(d) Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or a portion of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

(i)           a breach of his duty of care to the Company or to another Person;

(ii)           a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company; ~~or~~

(iii)            a financial obligation imposed on him in favor of another Person; or

(iv)            reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(e)  The provisions of this Article 61 are not intended, and shall not be construed, to restrict the Company in any manner in respect of the procurement of insurance and/or payment of indemnification (i) in connection with any Person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 61 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.' "

B.	Amendment to Allow the Consent of a Majority of Directors to Waive the Need for a Notice of a Board of Directors Meeting in Urgent Situations

Section 100 of the Israeli Companies Law requires that notice of a meeting of the board of directors be given a reasonable time in advance of the meeting. A recent amendment to Section 102 of the Israeli Companies Law provides, as an exception to this general rule, that convening a board meeting without prior notice is permissible in urgent situations, subject to the consent of a majority of the directors. In addition, pursuant to Section 98(b) of the Israeli Companies Law, if the board of directors of a company consists of more than five members, then any two directors may convene a meeting of the board of directors. Accordingly, in order to align our Articles of Association with the foregoing provisions of the Israeli Companies Law, we propose to amend Article 45(b) of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Article 45(b) of the Company’s articles of association be amended with the changes marked below:

'45(b)   Any two Directors may, at any time, and the Secretary, upon the request of such Directors, shall, convene a meeting of the Board of Directors, but not less than four (4) days written notice shall be given of any meeting so convened, provided that the Chairman of the Board of Directors may convene a meeting of the Board of Directors upon not less than twenty-four (24) hours written notice, and further provided, that the Board of Directors may convene a meeting without such prior notice with the consent of all of the Directors who are lawfully entitled to participate in and vote at such meeting  (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board of Directors).  In urgent situations, a meeting of the Board of Directors can be convened without any prior notice with the consent of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board of Directors). The notice of a meeting of the Board of Directors shall describe the agenda for such meeting in reasonable detail.' "

C.           Amendment Regarding New Audit Committee Quorum Requirements

A recent amendment to the Israeli Companies Law provides certain new quorum requirements with respect to meetings of a company's audit committee. Specifically, effective September 15, 2011, a quorum of the audit committee will consist of a majority of its members, provided that a majority of those present are independent directors (as defined under the Israeli Companies Law), at least one of whom is an external director. All the members of our audit committee are independent according to the the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. Accordingly, we meet such requirements even before the effective date of this amendment. Nevertheless, our Articles of Association provide that the meetings and proceedings of committees of the board of directors are governed by the provisions regulating the board of directors, under which a quorum is formed by a majority of the directors then in office who are lawfully entitled to participate in and vote at the meeting. Accordingly, in order to accommodate this amendment to the Israeli Companies Law, we propose to amend Article 36(a) of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Article 36(a) of the Company’s articles of association be amended with the changes marked below:

'36(a)The Board of Directors may, subject to the provisions of the Companies Law and these Articles, delegate any of its powers to committees, each consisting of two or more Persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by the Companies Law or any regulations adopted by the Board of Directors under this Article. Notwithstanding the foregoing, the chairman of a Committee of the Board of Directors shall not have a casting vote. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.' "

Required Approval

The approval of proposed resolution A under this matter requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter  who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, a personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-52-998-9595 or, if you hold your shares in "street name" you may also contact the representative managing your account.

To the extent that proposed resolution A under this matter is approved only by the affirmative vote of the holders of a majority of the voting power in the Company, but not by the special majority of the non-interested shareholders as described above, we will make appropriate amendments to the Company's Articles of Association to ensure that the proposed amendment applies only to directors and officers who are not, or are not related to, our controlling shareholders, or in respect of whom our controlling shareholders do not have a personal interest in their receiving indemnification from us.

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolutions under B and C in this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6 – Approval of amendment to the indemnification letter of directors and officers

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations. In the past, our audit committee, board of directors and shareholders have approved giving indemnification letters to all our directors and officers.

In light of the recent amendments to the Israeli Companies Law and to the Israeli Securities Law described in Section A of Item 5 above, and provided that our Articles of Association are amended as proposed in Item 5 above, we propose to amend our form of such indemnification letter to ensure that the Company’s directors and officers are afforded protection to the fullest extent permitted by law.  The proposed form of amended indemnification letter is attached hereto as Appendix A and is marked to reflect the changes made to the form that was approved in the past.

Also, as discussed in Item 4 above, the Israeli Companies Law now requires that an agreement with a controlling shareholder, such as our indemnification letter, must be approved by the audit committee, board of directors and shareholders every three years.

The proposed form of amended indemnification letter, as described above, was approved by our audit committee on June 13, 2011 and by our board of directors on June 15, 2011.

In addition, our audit committee and board of directors approved granting the proposed form of amended indemnification letter to our directors and officers, including our directors and officers serving from time to time in such capacity who are, or are related to, our controlling shareholders, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification letters from us, for a period of three years. Currently, Mr. Nochi Dankner, Mr. Isaac Manor and Mr. Shay Livnat are our office holders who are, or are related to, our controlling shareholders.

At the Meeting, the shareholders will be asked to approve granting the amended indemnification letter in the form of Appendix A hereto (i) to our directors and officers serving from time to time in such capacity who are not controlling shareholders or are not related thereto and (ii) to our directors and officers serving from time to time in such capacity who are our controlling shareholders or are related thereto, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification letters from us, for a period of three years.   For the avoidance of doubt, if the proposal in clauses (i) and (ii) are not approved, the validity of the existing form of indemnification letter will not be affected.

Our audit committee and board of directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors and officers from time to time.

Under the Israeli Companies Law, the adoption of the proposed resolutions requires the approvals of the audit committee, board of directors and shareholders, in that order.

Required Approval

The approval of proposed resolution "A" requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

The approval of proposed resolution "B" requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter  who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, a personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-52-998-9595 or, if you hold your shares in "street name" you may also contact the representative managing your account.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“A. RESOLVED, to approve the amended indemnification letter in the form of Appendix A hereto, to be provided to directors and officers of the Company serving from time to time in such capacity who are not controlling shareholders of the Company or are not related thereto or in respect of whom our controlling shareholders do not have a personal interest in their receiving indemnification letters from us; and

B. RESOLVED, to approve the amended indemnification letter in the form of Appendix A hereto, to be provided to directors and officers of the Company serving from time to time in such capacity who are controlling shareholders of the Company or are related thereto, or in respect of whom our controlling shareholders have a personal interest in their receiving indemnification letters from us, for a period of three years.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 7 – Approval of liability insurance covering our directors and officers who are controlling shareholders

The Israeli Companies Law and our Articles of Association authorize us, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors for their liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors.  Specifically, the purchase of insurance for directors is required to be approved by our audit committee, board of directors and shareholders.

The Israeli Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; (d) a fine or monetary settlement imposed upon him or her; or (e) for proceedings under Chapters H'3, H'4 or I'1 of the Securities Law (other than legal expenses or for amounts payable to persons who suffered damages as a result of a violation thereof).

We believe that it is in the Company’s best interests to provide directors and officers liability insurance coverage to enable us to attract and retain highly qualified directors and officers. On May 8, 2007, our audit committee, board of directors and shareholders approved our entering into a directors and officers liability insurance policy for the benefits of our directors and officers. Currectly, we pay a premium of $1,026,000 for 18 month insurance coverage for our existing directors and officers' insurance policy, pursuant to which our directors and officers receive coverage of up to $100 million per claim and in the aggregate, and an additional 20% of the aforesaid sum in connection with defending lawsuits in Israel only.

We generally renew our directors and officers' insurance policy every 12 to 18 months. Our current directors and officers' insurance policy was renewed in February 2011 for a term of 18 months.

Due to a recent amendment to the Israeli Companies Law, an agreement with a controlling shareholder for a period or periods exceeding a total of three years, such as directors and officers' insurance in favor of our officers and directors who are or are related to our controlling shareholders or in respect of whom our controlling shareholders have a personal interest, must be approved by the audit committee, board of directors and shareholders every three years. Accordingly, our audit committee and board of directors have reviewed the existing directors and officers' insurance policy and have resolved to approve its renewal or extension, or the purchase of other directors and officers' insurance, during a period of three years with respect to our officers and directors who are or are related to our controlling shareholders or in respect of whom our controlling shareholders have a personal interest, upon the same terms and conditions and subject to the following conditions, for a period of three years.

At the Meeting, the shareholders will be asked to approve that during a period of three years, the Company may renew or extend the existing directors and officers' insurance policy, or purchase any other directors and officers' insurance policy, for our officers and directors who are or are related to our controlling shareholders or in respect of whom our controlling shareholders have a personal interest upon expiration of any such policy then in effect, provided that such renewal, extension or substitution is for the benefit of the Company and its officers, directors and certain other employees and on terms substantially similar to or more favorable to the Company than those of the then effective insurance policy, that the coverage will not exceed the amounts described above and that the premium will not exceed an amount representing an increase of 10% in any such renewal or extension or substitution, as compared to the premium in the previous policy.

The existing approval obtained in 2007 with respect to the purchase, renewal and extension of a directors and officers' insurance policy for our directors and officers who are not controlling shareholders or are not related thereto or in respect of whom our controlling shareholders don't have a personal interest does not need to be approved at the Meeting and remains in full force and effect, regardless of the outcome of the vote on this Item 7. In addition, our current directors and officers' insurance policy, which was renewed in February 2011 for a term of 18 months for all of our directors and officers, included those who are or are related to our controlling shareholders, will remain in full force and effect, regardless of the outcome of the vote on this Item 7.

Required Approval

The approval of the proposed resolution requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter  who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, a personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-52-998-9595 or, if you hold your shares in "street name" you may also contact the representative managing your account.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the liability insurance coverage described in the Proxy Statement relating to the Meeting, and any renewals, extensions or substitutions pursuant to the limitations set forth in such Proxy Statement, be approved for the benefit of the directors and officers of the Company that are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who may serve from time to time, for a period of three years from the date of this resolution.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 8 – Reappointment of Independent Auditors

At the Meeting, pursuant to the recommendation of our audit committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditors until the next Annual General Meeting. We intend to reappoint Somekh Chaikin as the auditor of our controlled subsidiaries, as well. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the U.S. Sarbanes-Oxley Act, our board of directors has delegated to our audit committee the authority to fix the fees paid to our independent auditors.  Such fees for the past fiscal year were disclosed under Item 16C of our Annual Report for the year 2010 on Form 20-F, which we filed on March 15, 2011, and we will report them to the shareholders at the Meeting, as well.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the 2012 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 9 - Consideration of the 2010 Financial Statements

Our audited financial statements for the year ended December 31, 2010 are included in our Annual Report on Form 20-F, which we filed with the SEC on March 15, 2011. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public on the SEC's website at http://www.sec.gov. The annual report is available on our website at http://investors.ircellcom.co.il/sec.cfm. These financial statements and annual report are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

By Order of the Board of Directors,

Liat Menahemi Stadler
General Counsel and Corporate Secretary
Dated: June 16, 2011

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Appendix A to the Proxy Statement

Date: _____________

To: ____________________

From: Cellcom Israel Ltd. (henceforth the "Company")

Letter of Exemption and Indemnification

Whereas Article 61 of the Articles of Association of the Company allow the Company to exempt office holders from liability and give office holders an advanced undertaking to indemnify them;

And whereas the Board of Directors of the Company in its resolutions and, where required, the Company's general meeting in its resolutions as well, after approval for such was received from the Audit Committee of the Company, approved the provision by the Company to office holders, as defined below,  of advanced exemption from liability towards the Company and an advanced undertaking to indemnify for their liability, in accordance with the conditions detailed in this letter of exemption and indemnification, and provided that the total of all the amounts of indemnification payable in accordance with all the letters of exemption and indemnification provided and/or that will be provided by the Company in accordance with the indemnification decisions, as defined below, , will not exceed the maximum indemnification amount as defined in paragraph 5 below;

We therefore notify you as follows:

Definitions
In this letter of exemption and indemnification, the following terms shall have the meaning set beside them:
"Indemnification Decisions" – decisions of the authorized bodies of the Company, that were received or will be received from time to time in the past or in the future, as required by law, approving the provision to office holder, as defined below, of advanced exemption from liability towards the Company and an advanced undertaking to indemnify for his or her liability as an office holder as aforesaid.
"Office Holder" – an office holder, as defined in the Companies Law, 5759 – 1999 (henceforth – the "Companies Law") in the Company, and also a person who, in accordance with a decision of the Board of Directors, serves as an office holder in another company, partnership or any other corporation whatsoever, of which the Company holds the means of control (henceforth – "other company"), including every such office holder who served in the past or will serve in the future in such positions, and a position holder in the Company and/or in other company, including one holding a position in the past and/or in the future, to whom the Board of Directors of the Company decides to give a letter of exemption and indemnification for his or her liability as an office holder as aforesaid.
"Action" (or any derivative thereof) – an act, including a decision and/or a failure to act (or any derivative thereof) by implication, which an office holder, as defined above, did or will do by virtue of his or her said position, including such actions carried out before the date of this letter of exemption and indemnification.
"Means of Control" – as defined in the Companies Law.
"Third party" – excluding any one of the shareholders of the Company or any one on their behalf.

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"Distribution" – as defined in the Companies Law.

Exemption from Liability
1.
The Company hereby exempts you in advance of any liability for any damage caused to it due to a breach of your duty of care towards it in your actions by virtue of your position as an office holder, and subject to those limitations determined by any law. It is hereby clarified that the Company does not exempt you in advance from your liability towards it due to a breach of duty of care in an allocation, inasmuch as such applies to you, if at all.

Indemnification - General
2.
The Company hereby undertakes to indemnify you for indebtedness or expense as detailed in Paragraph 4 below, which may be imposed upon you or which you paid following actions you took by virtue of your being an office holder, inasmuch as the indebtedness or expense was not actually paid by an insurance policy or an indemnification of a third party.

Restrictions
3.	The provisions of this letter of exemption and indemnification are subject to theprovisions of Chapter 3 of Part 6 of the Companies Law.

Scope of the Indemnification
4.	The undertaking of indemnification stated in Paragraph 2 above, will apply toindebtedness or expense imposed upon you or paid by you, as follows:

4.1
 Monetary indebtedness imposed upon you for the benefit of another person by a court ruling, including a judgment given in a compromise or an arbitrator's ruling approved by court, due to actions you carried out by virtue of your being an office holder related, directly or indirectly, to one or more of the events detailed in the appendix to this letter of exemption and indemnification (henceforth – "the Appendix") provided that the maximum amount of indemnification will not exceed the amount detailed in Paragraph 5 below;

4.2
Reasonable litigation expenses, including attorney's fees, which you spent because of an investigation or proceedings which was conducted against you by an authority authorized to conduct an investigation of proceedings, and which concluded without filing an indictment  against you and without a monetary indebtedness being imposed upon you instead of criminal proceedings, or which concluded without filing an indictment against you but with a monetary indebtedness being imposed upon you instead of criminal proceedings in a criminal offence not requiring criminal proof of Mens Rea; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees;

in this paragraph – "conclusion of proceedings without filing an indictment in a matter in which a criminal investigation was initiated" – shall mean closing the case inaccordance with Section 62 of the Criminal Procedure Law

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[Integrated Version], 5742 – 1982 (in this Paragraph – the Criminal Procedure Law), or a stay in proceedings by the Attorney General in accordance with Section 231 of the Criminal Procedure Law;
"Monetary indebtedness instead of criminal proceedings" - monetary indebtedness legally imposed instead of criminal proceedings, including an administrative fine in accordance with the Administrative Offences Law, 5746-1985, a fine for an offence determined to be an offence punishable by fine in accordance with the provisions of the Criminal Procedure Law, a monetary sanction or redemption;

4.3
Reasonable litigation expenses, including attorney's fees, which you will pay or for which you will be made liable by the court, in proceedings conducted against you by or in the name of the Company or by another person, or in a criminal indictment from which you will be acquitted, or in a criminal indictment in which you will be convicted of a crime not requiring proof ofMens Rea;

Payments under the Letter of Indemnification
5.
5.1
The amounts which the Company will pay in accordance with Paragraph 4.1 above to all office holders in the aggregate, in accordance with all letters of exemption and indemnification that were issued and /or will be issued in accordance with the indemnification decisions (henceforth – the"letter of indemnification"), will not exceed an amount equivalent to all the insurance payments, which the Company will receive from time to time in the framework of any Office Holders' Liability Insurance in the Company, with the addition of an amount equivalent to 30% of the shareholders' equity of the Company as per its audited financial statements for 31.12.2001, after being adjusted from time to time to the rate of increase of the Consumers Price Index from that date (henceforth – "the maximum indemnification amount").

5.2
If and to the extent that the total of all the amounts which the Company willbe required to pay in accordance with Paragraph 4.1 above at any date whatsoever, with the addition of the total of all the amounts that the Company has paid up to that date, in accordance with the letters of indemnification as defined in Paragraph 5.1 above, will exceed the maximum indemnity amount, the maximum indemnity amount, or the balance remaining of it, respectively, will be divided between the office holders who will be entitled to the said amounts in respect of claims made by them to the Company under the letters of indemnification and were not paid to them prior to that date, so that the amount that each one of the said office holders will actually receive will be calculated according to the ratio between the amount due to each one of the office holders and the amount due to all the said office holders, in the aggregate, at that date in respect of these claims.  If it becomes clear at a later date, that amounts which the Company was required to pay have become available, whether because of that stated in Paragraph 7 below  or because of the dismissal of claims against office holders without the need to pay for them all or part of the amounts that the office holder claimed, the balance of the indemnification amount will be increased by the amounts made available and all the office holders who received only their relative share as stated above will be entitled to their relative share, pro rata, of the amounts made available.

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5.3
In order to clarify the manner of calculation detailed in Paragraph 5.2 above, we shall give the following example: let us assume that the maximum indemnity amount is 500.  At a certain date, Office Holder A was paid an amount of 100 in respect of an indemnification given to him.   As a result, the balance for indemnification after the payment stands at 400.  At a later date, Office Holders B, C and D were sued, and they claim indemnification from the Company in the amounts of 100, 200, and 300 respectively.  In such a case, since the amount of indemnification claimed (600) is larger than the balance for indemnification (400), the balance will be divided proportionately between the office holders in the following manner: Office holder B will receive 400*100/600, Office holder C will receive 400*200/600, and Office holder D will receive 400*300/600.  If after the said payment, it will become clear that Office holder A was not entitled to indemnification, an amount of 100 will become available and it will be returned to the general fund.  The amount that become available (100) will be divided proportionately between B, C and D so that B will be paid an additional amount of 100*100/600, C will be paid an additional amount of 100*200/600, and D will be paid an additional amount of 100*300/600.

5.4
In any event the amount of indemnification paid to you by the Company, together with the amounts paid to you in the framework of an insurance policy and/or in accordance with an undertaking of indemnification by any third party whatsoever, will not exceed the amount of monetary indebtedness and/or expenses as stated in Paragraph 4 above, which was borne or incurred by you. For this matter, the amounts of the self participation according to the insurance policy, if such were set, will be considered as amounts not actually paid. If the Company will pay you or in your place amounts which you are entitled to receive in accordance with the insurance policy and/or in accordance with the undertaking of indemnification by any third party whatsoever, then you will assign the Company your rights to receive the sums in accordance with the insurance policy or the undertaking of indemnification by a third party, inasmuch as there is no impediment to the assignment of these rights, and you will authorize the Company to collect these amounts in yourname, inasmuch as required to carry out the provisions of this Paragraph. If you collected directly from the insurance company or from any third party whatsoever, these amounts will be returned by you to the Company in accordance with the provisions of Paragraph 7 below.

Operation
6.	In any event in respect of which you may be entitled prima facie to indemnification in	accordance with this letter of Indemnification, the parties will act as follows:

6.1
Subject to any laws, the Company will notify you of any suspicion or threat that legal proceedings, an investigation or proceedings by an authorized authority, may be initiated against you, this with due promptness after it first became known to the Company, and no later than at the end of 10 business days after it first became known to the Company, and will give you, without delay, a copy of any document connected with the proceedings served to it by the originator of the proceedings.

6.2	Subject to any laws, you will notify the Company of any legal proceedings, investigation or proceedings by an authorized authority,

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initiated against you, and of any suspicion or threat that such will be initiated against you, this with due promptness after it first became known to you, and no later than at the end of 10 business days after it first became known to you, and you will give the Company or to whom it directs, without delay, a copy of any document connected with the proceedings served to you by the originator of the proceedings.

6.3
The Company will be entitled to take over the conducting of your legal defense in the framework of such proceedings and/or transfer the said conducting to a reputable attorney with experience in the relevant field whom the Company will choose for this purpose. The Company may appoint an attorney as stated above provided that your agreement is given in advance, inwriting, to the identity of the attorney. However, your said agreement will only be withheld on reasonable grounds, including due to circumstances in which there is, in your reasonable opinion, a conflict of interests between your defense and that of the Company or another office holder. In the event of such conflict of interests, a separate attorney acceptable to you will be appointed on for you, in order to protect your personal interests.  Subject to the aforesaid, the Company and/or any such lawyer are entitled to act in the framework of the said conducting while reporting to you on a current basis and consulting with you.

The Company and/or the said attorney will be allowed to bring the proceedings to a conclusion.  However, the Company and/or the attorney will not agree to a compromise being made, as a result of which you will be convicted of a criminal offense or you will be required to pay amounts for which you will not be indemnified in accordance with this letter of indemnification and you will not be paid in the framework of the insurance purchased by the Company or in the framework of an indemnification by a third party, except with your prior consent in writing.  The Company will not agree to decide in a dispute by way of arbitration except after your prior consent in writing was received.  However, your said consent  will not be withheld except on reasonable grounds.

At the request of the Company, you will sign any document authorizing the Company and/or any such attorney to conduct in your name your defense in the framework of those proceedings and to represent you in everything connected to the same, in accordance with the aforesaid.

6.4
You will cooperate with the Company and/or any such attorney in every reasonable way required of you by any of them in the framework of their conducting concerning those proceedings, including dedicating all the time required for dealing with those proceedings, signing requests, statements, powers of attorney and any other document, provided that the Company will take care of full cover of all the expenses involved so that you will not be required to pay them or to finance them yourself, all subject to that stated in Paragraphs 4 and 5 above.

6.5
The Company will not be obligated to indemnify you for any amount which will be charged to you following a compromise or arbitration arrangement, unless the Company's consent was given in advance in writing to the compromise arrangement or the carrying out of that arbitration, respectively.

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6.6
Whether the Company exercises its right in accordance with Paragraph 6.3 above or not, the Company will take care of full cover of all the litigation expenses stated in Paragraphs 4.2 and 4.3 above, and will pay those expenses so that you will not be required to pay them or to finance them yourself, all subject to that stated in Paragraphs 4 and 5.4 above.

Subject to Paragraph 7.1 below, amounts that will be paid by the Company as stated above will be credited as an advance payment on account of the indemnification amount to which you will be entitled in accordance with this letter of indemnification.

6.7
Upon your request to make a payment in connection with any event whatsoever in accordance with this letter of indemnification, the Company will take all the steps required by law for its payment, and will act to arrange for any approval that may be required in connection with the same, if required.

6.8
At any time, you may contact the Corporate Secretary and receive information regarding the amount of balance remaining for indemnification not yet paid by virtue of the letters of indemnification as defined in Paragraph 5.1 above.

Repayment of Amount of the Indemnity
7.
7.1
If the Company paid you or instead of you any amounts in accordance with this letter of indemnification, including amounts in accordance with Paragraph 6.6 above, and it became clear afterwards that you are not entitled to indemnification from the Company for those amounts, the amounts will be considered as a loan provided to you by the Company which will bear interest at the minimum rate determined in accordance with section 3 (i) of the Income Tax Ordinance, or any other law which will replace it, as may be from time to time, and which does not represent a taxable benefit to you.

In the said event, you will repay the loan when required in writing by the Company to do so, and in accordance with a payment arrangement which the Company will decide, with the approval of the Audit Committee of the Company.

It is hereby clarified that, in the event that the Company paid you, or instead of you, litigation expenses, including attorney's fees, following an investigation or proceedings carried out against by the authorized authority, or concerning criminal proceedings initiated against you, these amounts will be considered as a loan the Company provided you, on the conditions stated in this Section.  If and when it will be made clear that the Company may legally indemnify you for these amounts, these amounts will become indemnification amounts paid to you by the Company in accordance with this letter of indemnification, you will not be required to refund them to the Company, the interest in respect of them will be waived, and the Company will bear tax payments which will therefore apply to you , inasmuch as there will be such.

7.2
It is hereby clarified that amounts ruled in your favor in the framework of legal proceedings, a compromise arrangement or arbitration concerning indebtedness or expenses which were previously paid to you or instead

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of you by the Company in accordance with this letter of indemnification, will be refunded by you to the Company immediately upon their receipt by you.  In the event that the said amounts were ruled in your favor and you have not yet received them, you will assign the Company your rights for the receipt of the said amounts and/or authorize the Company to collect these amounts in your name.
General
8.
The Company's obligation in accordance with this letter of exemption and indemnification will remain in your favor after the end of your service as an office holder provided that the actions subject to this letter of exemption and indemnification were carried out during your period of service as an office holder.

9.
The Company's obligations in  accordance with this letter of exemption and indemnification will be interpreted widely and in a manner intended for their implementation, inasmuch as permitted by law, for the purpose for which they were intended.  In the event of a contradiction between any provision in this letter of exemption and indemnification and the provision of law which cannot be conditioned upon, changed or added to, the said provision of the law will prevail, but the aforesaid will not impair or derogate from the validity of the other provisions in this letter of exemption and indemnification.

10.
The total of all the indemnification amounts payable in accordance with Paragraph 4.1 of the letter of indemnification which were provided, including those which will be provided in the future, by virtue of the indemnification decisions, will not exceed the maximum indemnification amount as defined in Paragraph 5 above.

11.
This letter of exemption and indemnification will not impair or derogate from future decisions of the Company to provide indemnification in advance or after the fact in any matter subject to all laws, and shall not oblige the Company to provide you additional indemnification to that stated in this letter of exemption and indemnification.

12.	The Appendix to this letter of exemption and indemnification is an integral part thereof.

And as proof the Company appends its signature, by means of its legally authorized signatories.

___________________________
Cellcom Israel Ltd.

I confirm receipt of this letter of exemption and indemnification and confirm my consent to its conditions including Paragraph 7 and Paragraph 10 above.

___________________________

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Appendix

Subject to the provisions of the Companies Law and the letter of indemnification, you will be entitled to indemnification for indebtedness imposed on you in favor of any other person in accordance with a judgment, including a judgment given in a compromise or an arbitration ruling approved by the court, following an action you carried out or for which you have vicarious liability pursuant to applicable law, by virtue of your being an office holder of the Company or of another company as defined in the letter of indemnification, concerning the following events which are expected in the opinion of the Board of Directors of the Company in light of the Company's activity:

1.
A transaction within the meaning of Paragraph 1 of the Companies Law, including the transfer, sale, letting or acquisition of assets or liabilities, including securities, or the giving or receiving of right in any one of them, and an action directly or indirectly involved in such a transaction.

2.	An action, including provision of information and documents, in connection with a transaction as set forth in Paragraph 1 above.
3.
A report or notice served by the Company or on its behalf, to the various supervisory authorities, including, but not limited to, the Ministry of Communications, The Ministry of Treasury, the Ministry for the Environmental protection, the Ministry of Industry, Trade and employment, etc.

4.
A report or notice served by the Company or on its behalf, or compliance with other obligations by virtue of the Communication Laws, Companies Laws, Securities Laws, the various Tax Laws, Antitrust Laws, statutes regulating labor relations or any other law obliging the Company to report or give notice, or a law of another country regulating similar matters and/or avoidance of serving the aforesaid report or notice.

5.	A report or notice to the shareholders, or compliance with other obligations ~~whether~~ regulated by laws of Israeli and/or foreign securities laws, or ~~regulated~~ by other laws.
6.	A report or notice which the Company is obligated to give by power of agreements with credit lenders, institutions and other third parties.
7.
Events in connection with change in ownership of the Company or change in the structure of the Company. Its reorganization, dissolution or any decision concerning them, including, but not limited to, merger, division, change in the capital of the Company, establishment of subsidiaries, their dissolution or sale, issuance and allocation.

8.
An action in the areas of the Company's business in connection with the setting up of sites and construction of technological engineering systems, including matters of Building and Planning, licensing of sites, licensing of businesses, security, insurance, environmental protection.

9.
An action in the area of the Company's business in relation to interface with its customers, including in connection with customer data banks, protection of their privacy and matters covered by Consumer Protection Laws.

10.	An action in the area of the Company's business with relation to the Company's billing interface with its customers, and with other communications operators.
11.
An action connected with the relationships with the various communications operators, dealers, importers, suppliers, consultants and additional bodies with whom the Company enters into agreements and/or cooperates.

12.	An action connected with multi-participant events which the Company is accustomed to hold from time to time with its customers, employees, agents, dealers or suppliers.

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13.
A remark, saying including an expression of a position or opinion made in good faith by you as an office holder and by virtue of this position and including within the framework of meetings of the Board of Directors, one of its committees or in meetings of the Management.

14.	The aforesaid will apply with the required adjustments to such actions in "another company".
15.
An offer of securities in a private offering and/or to the public and/or listing of securities for trade in a stock exchange, in Israel or abroad, ~~and~~ publishing of a prospectus for this purpose and or tender offers for the purchase of shares of the Company.

16.	An action, including provision of information and documents, in connection with that stated in Paragraph 15 above.
17.	An action, including provision of information and documents, in connection with trading in the Company's securities.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 16, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel and Corporate Secretary